

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2016

Via E-Mail
John Moukas
Chief Executive Officer
BioCrude Technologies, Inc.
1255 Phillips Square, Suite 605
Montreal, Quebec, Canada H3B 3G5

> **Re: BioCrude Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 2, 2016**
> **File No. 333-211774**

Dear Mr. Moukas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note that you are seeking to register 20,000,000 Units where one Unit will consist of one common share. Please identify all of the components of the Units that you are registering. The Units as well as all components of the Units should be listed in the fee table. Revise accordingly.

3. You use the term Unit and commons stock interchangeably. Please clarify whether your intention is to register 20,000,000 "Units" or just 20,000,000 shares of common stock. To the extent that you intend to register Units, then please identify all components of the Units and you should clearly indicate that the company is offering Units. The prospectus should indicate the price for each Unit. Please revise accordingly.

Risk Factors, page 6

General

4. We note your disclosure that Mr. Moukas will own approximately 75% of the shares of common stock after this offering. Please include a risk factor that addresses the risk associated with his ability to control the company.

Use of Proceeds, page 10

5. Please provide more detailed information relating to these uses of proceeds and indicate the order of priority for the use of the proceeds from this offering. See Instruction No. 1 to Item 504 of Regulation S-K. In this regard it is unclear how you arrived at the amount of offering expenses shown in the table, which range from $875,000 to $3,500,000, given your disclosure on page 54 that the expenses of the offering are only $34,130, and you do not appear to have engaged a broker or underwriter to whom you would pay any fees or commissions based on the size of the offering.

6. We note that you plan to use significant amounts of proceeds for investment in subsidiaries and/or joint ventures and fixed asset purchases. Please expand your disclosure to outline your plans in this regard. Describe the nature of these joint ventures and fixed asset purchases, and any particular projects to which they relate, and describe how allocating proceeds to these purposes fits into your overall plan of operation. Please also identify and disclose the cost of the assets you intend to purchase, and provide the other information required by Instruction 5 to Rule 504. You may include these disclosures in this Use of Proceeds section, or cross reference to another section of the prospectus such as Business or MD&A, where you may include disclosures responsive to this comment.

7. We refer to the second paragraph where you state that "it is anticipated that the proceeds from this offering will fund the Company's operations for approximately 12 months…" We note, however, that your table refers to the use of proceeds for "over 1 year." Please advise or revise your registration statement as appropriate.

8. Please tell us the reason the bulleted use of proceeds, at the top of the page, do not appear to agree with the items listed in your table.

9. In your table, the line item "Operational Activities" appears to be an add-back of cash-generated items, based upon projected operations of your company, rather than an item for

which the net proceeds of the offering are intended to be used for. Please advise us as to the purpose of this line item or revise your table to delete this line item. To the extent that you require material amounts of other funds, in addition to the net proceeds, to accomplish the purposes you have identified, please clarify the source and amount of such funds. Refer to Item 504 of Regulation S-K for guidance.

Capitalization, page 11

10. Since this is a best-efforts, no minimum offering, your capitalization table should not reflect the receipt or application of offering proceeds. Please revise your registration statement as appropriate. Please revise your capitalization table to update the information as of the most recent balance sheet presented in your registration statement.

Dilution, page 12

11. Please revise your dilution tables to update the information as of the most recent balance sheet presented in your registration statement.

Description of Business and Property, page 13

12. Please clarify when the company was formed. We note that your website suggests that the company was formed in 2007. Also, your Form D filed in 2007 states that the company was formed in Nevada in January 2007. However, Exhibit 3.1 Articles of Incorporation states that the company was formed on August 4, 2015 and numerous references in your registration statement state that the company was formed in 2015. Please advise.

13. Please describe the purpose of the December 29, 2015 and December 15, 2012 transactions with BioCrude Technologies, Inc. (Canada), as well as the nature of the assets purchased. In this regard, we also note that Mr. Moukas appears to have been involved in both of the transactions as a principal shareholder of BioCrude Technologies, Inc. (Canada).

14. Please significantly enhance the description of your business. In particular, please elaborate on the nature of your technology that will reform MSW into renewable energy and "marketable end by-products". Please also explain what an "Integrated Municipal Solid Waste to Energy Proposed Complex" is, and what is involved in establishing it. For example, will this require the construction of facilities or equipment?

15. Please also describe your "products, processes and systems" that you refer to on page 21 in MD&A.

16. We also note that your website suggests that you have been actively engaged in operations for several years, which is inconsistent with disclosures in your registration statement. For example, on page 6 you include a risk factor that you have a limited operating history and you were formed in 2015. Please reconcile these inconsistencies.

17. We also note that your website states that you have a divisional office in Bucharest, Romania and that you will be opening an office in New Delhi, India. We also note that your website states that you are in negotiations with Pepsi Co to build a plant model in India. Please revise your disclosures in your registration statement accordingly. Please also file any material agreements related to your activity in India and Romania.

18. Please tell us your affiliation with Jaipuria Advanced Technologies Inc. Please disclose the material terms of your agreements with Jaipuria Advanced Technologies Inc. Please file any material agreements related to your relationship and activities with Jaipuria Advanced Technologies Inc.

19. Please disclose the material terms of your Concession Agreements with the country of the Union of Comoros. Please also tell us what consideration you have given to filing your Concession Agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

20. We note your disclosure that you excel in the reformation of MSW using your intrinsic intellectual property. Please disclose your intellectual property rights protection. Please include an appropriate risk factor addressing your intellectual property protection on your product.

21. Please provide your website address.

Regulation and Legislation, page 15

22. We note your disclosure that you intend to have your Integrated Municipal Solid Waste to Energy Complexes implemented across Africa, Asia, the Balkans, the Gulf and North America. We also note your disclosure on page 17 that you have entered into Concession Agreements with the country of the Union of Comoros. To the extent applicable, please revise your disclosure to discuss the effect of any existing or probable government regulation on your business. See Item 101(h)(4)(ix) of Regulation S-K. Please also expand your risk factor on page 7 to address risks related to any existing or probable government regulation on your business.

Employees, page 19

23. We note your disclosure on page 19 that you have no employees. Please disclose how you have been carrying out your business operations in India, Romania and any other location without any employees.

24. We note that you paid compensation to Mr. Moukas and Mr. Baran. Please explain to us why you do not consider them employees of the company.

25. Please describe the purpose for which you use subcontractors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Plan of Operation, page 19

26. Please significantly revise the Plan of Operation to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs.

27. We note statements in MD&A regarding your reputation as a "leader in waste management" and "the North American leader in waste management." As it does not appear that you have engaged in any revenue-generating operations at this point, it appears that these references may overstate your position in the industry. Please revise.

Liquidity and Capital Resources, page 21

28. You state on page 22 that the "Company's projected capital needs and its projected increase in expenses are based upon the Company's projected acquisition of oil and gas interests over the coming twelve months..." Please clarify for us how your business strategy of transforming solid waste into renewable resources and marketable by-products coincides with the acquisition of oil and gas interests.

29. Please expand your disclosure to address the potential risks and consequences if you are unable to obtain sufficient proceeds from this offering or any other financing arrangements.

Our Management, page 23

30. Please revise your disclosure to provide the business experience during the past five years for your directors and executive officer, including each person's principal occupations and employment during the past five years, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary, or other affiliate of you. Refer to Item 401(e) of Regulation S-K.

31. We note that your website has Peter Rona identified as a director; Domenico Chiovitti identified as CTO/VP, R&D, and Director; Maria Papas identified as VP, Investor Relations and Director; and Wu Fei Tong is identified as VP International Relations (Asia) and Director. However, your registration statement does not identify these individuals as directors or officers. Please advise.

32. Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each person identified as a director should serve as a director of the company.

33. Please ensure that you provide all of the disclosures required by Item 401 of Regulation S-K including 401(f) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 25

34. We note that page 25 indicates that Mr. Baran acquired his 1,000,000 shares of common stock through "Gifted Stock (GS) – Lender." However, this appears inconsistent with your Summary Compensation Table, which indicates that Mr. Baran received 1,000,000 shares of common stock as part of his compensation in 2015. Please advise.

Certain Relationships and Related Party Transactions, page 25

35. Please identify the related parties that have convertible debt.

36. Please identify the parties to loans described here. Please disclose the material terms of those loan agreements. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please advise or file as an exhibit to the registration statement a written description of each loan agreement with related parties.

Selling Stockholders, page 28

37. Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

38. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

39. Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Plan of Distribution, page 30

By Selling Stockholders, page 30

40. We note that it is your intention that your shares will become listed on OTCBB. Please revise, here and on the prospectus cover page, so that it is clear that selling stockholders will sell their shares of common stock at an identified fixed price until such time as your shares are quoted on OTCBB, and thereafter at market prices. We acknowledge that you have also disclosed that your shares might never be quoted on OTCBB.

By our Company, page 31

41. Please revise so that it is clear that you will sell your units at an identified fixed price for the duration of the offering.

42. Please disclose the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will your officers solicit the investors through direct mailings and/or through personal contact, how will they identify those who might have an interest in purchasing units? Please provide us supplementally with copies of any materials that your officers intend to use in this regard.

43. Please disclose management's experience in selling securities to investors.

Recent Sales of Unregistered Securities, page 54

44. For each sale of unregistered securities during the past three years, please disclose the date sold, amount sold, and aggregate offering price. See Item 701(a) and (c) of Regulation S-K.

45. We note that you filed a Form D on February 6, 2007 and another Form D on June 1, 2016. We note that your disclosure that issuance of shares to investors was exempt from registration pursuant to Regulation D. Please tell us whether you have filed a Form D for these issuances.

Consolidated Financial Statements, page 35

Note 1 – Organization and Basis of Presentation, page 42

46. Given that that your company was formed on August 4, 2015, please explain to us the reason you have presented financial statements as of, and for the year ended, December 31, 2014, as well as for the three months ended March 31, 2015, which are prior to your date of inception.

47. In regard to the December 29, 2015 transaction with BioCrude Canada, please:

- Revise your footnote to clarify, if true, that no assets were received from BioCrude Canada;
- Tell us whether you received, as part of the transaction, any of the 39,500,000 shares of BioCrude Canada that were held by John Moukas and Cerasela Tesleanu;
- Tell us who held the common shares of BioCrude Technologies on August 5, 2015, the date of inception, and the number of shares outstanding at that date;
- Explain why the audited historical financial statements include the accounts of BioCrude Canada for periods prior to the acquisition;
- Cite the authoritative literature you used in your determination of the accounting treatment of the transaction.

Note 3 – Summary of Significant Accounting Policies, page 42
Subsequent Events, page 43

48. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a. This comment also applies to your disclosure for the period ended March 31, 2016 on page 50.

Note 6 – Stockholders' Deficit, page 45

49. We refer to the transaction(s) whereby you issued 5,131,065 shares of common stock for services with a fair value of $3,828,485. Please revise your registration statement to discuss the nature of the transaction(s) and to provide the disclosures required by ASC 505-50-50-1.

Exhibits, page 54

Exhibit 5.1

50. When offering Units comprised of underlying securities, the legality opinion must address the legality of the issuance of the Unit itself, in addition to each component. Please provide an opinion that addresses the legality of the Units. See Section II.B.1.h of Staff Legal Bulletin No. 19.

Exhibit 10.7

51. We note that Exhibit 10.7 Subscription Agreement indicates that investors will purchase shares of common stock and not Units. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director